UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)

MERISEL, INC.

(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of class of securities)

589849108

(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
(415) 773-2080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

November 21, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589849108	13D/A	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

69.3%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 589849108	13D/A	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

69.3%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 589849108	13D/A	Page 4 of 6 pages

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13, filed on May 20, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 28, 2011, by Amendment No. 2 thereto, filed on February 9, 2012, and by Amendment No. 3 thereto, filed on October 16, 2012 (as amended, the “Amended Schedule 13D”) with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 127 West 30th Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following information:

On November 21, 2012, Merisel and Saints Capital Granite, L.P. (“SCGLP”) entered into a non-binding letter regarding future financing activities (the “Financing Letter”) whereby SCGLP agreed to provide a financing facility to Merisel in an aggregate amount of up to $4,000,000 consisting of (1) a 10% Convertible Note due 2015 in the principal amount of $1,500,000, which was issued on November 21, 2012, (2) a second tranche of $1,500,000 which will either be provided as a guaranty of an equipment lease or additional note purchased for cash, and (3) a third tranche of $1,000,000 to be provided contemporaneously (and conditioned on) the amendment of the Borrower’s loan agreement with PNC Bank, National Association (the “PNC Agreement”). A copy of the Financing Letter is attached hereto as Exhibit 5 and is incorporated herein by reference. SCGLP’s agreement to provide the financing contemplated by the Financing Letter is subject in all respects to (x) SCGLP’s belief at the time of the funding for such second and third tranches, taking into account the then-current facts and circumstances as known to SCGLP, that such funding remains advisable and in the best interests of SCGLP and (y) the negotiation, preparation and execution of definitive agreements reasonably satisfactory to SCGLP and its counsel.

Consistent with the Financing Letter, on November 21, 2012, Merisel and SCGLP entered into a definitive Note Purchase Agreement providing for the issuance of a 10% Convertible Note (the “November Note”), due August 31, 2015, in a principal amount of $1,500,000. Copies of such Note Purchase Agreement and the November Note are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. The November Note was issued and funding was received by Merisel on November 21, 2012. The November Note accrues interest at 10% per annum and matures on August 31, 2015. Interest on the November Note is payable in kind through increasing the outstanding principal amount of the November Note, or, at Merisel’s option, it may pay interest quarterly in cash. The November Note will not be convertible prior to March 31, 2013. After March 31, 2013, at SCGLP’s option, the note is convertible, in whole or in part, into shares of Common Stock of Merisel at a conversion price per share that is equal to the greater of (a) $0.10 or (b) an amount equal to (x) EBITDA (as defined below) for the twelve months ended March 31, 2013 multiplied by six and one-half (6.5), less amounts outstanding under the PNC Agreement, and liabilities relating to the outstanding redeemable Series A Preferred Stock and the November Note or other indebtedness for borrowed money (including the August Note referred to below) plus Merisel's cash balance and (y) divided by the number of shares of Common Stock outstanding as of the conversion date. Each conversion of the principal amount then outstanding, or any accrued and unpaid interest on the November Note, shall be in an amount at least equal to the lesser of (i) $1 million or (ii) the then outstanding principal amount of the November Note and any accrued and unpaid interest thereunder. The November Note is unsecured. It may be redeemed, in whole or in part, at any time prior to March 31, 2013, so long as Merisel’s outstanding Series A Preferred Stock has been redeemed, at a redemption price equal to two and one-half times the outstanding principal amount of the Note, plus accrued interest.

In conjunction with the Note Purchase Agreement described above, Merisel and SCGLP entered into Amendment No. 1 to the Note Purchase Agreement dated August 20, 2012, pursuant to which the date after which SCGLP may initiate a going private transaction was changed from December 31, 2013 to March 31, 2013. Merisel’s covenants regarding its continuing status as a listed company and as a registrant with the Securities and Exchange Commission were also deleted. Merisel and SCGLP also agreed to amend the Convertible Note dated August 21, 2012 (the “August Note”), amending the conversion feature so that each conversion of the principal amount then outstanding, or any accrued and unpaid interest on the August Note, shall be in an amount at least equal to the lesser of (i) $1 million or (ii) the then outstanding principal amount of the August Note and any accrued and unpaid interest thereunder. Copies of such Amendment No. 1 to the Note Purchase Agreement and such amendment to the August Note are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

CUSIP No. 589849108	13D/A	Page 5 of 6 pages

For purposes of the November Note, “EBITDA” means the net income of Merisel from continuing operations before interest expense (income), income taxes, depreciation and amortization expense, adding back non-cash charges including, without limitation, compensation charges for equity grants and charges for unconsolidated losses (gains), determined directly or indirectly from the financial statements of Merisel contained in the Quarterly Report on Form 10-Q or Annual Report on Form 10-K of Merisel for the applicable periods.

Item 7.       Material to be Filed as Exhibits

The response set forth in Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 1	Note Purchase Agreement, dated November 21, 2012 (incorporated herein by reference to Exhibit 10.27 to Form 10-Q for the quarterly period ended September 30, 2012, filed by Merisel on November 26, 2012).
Exhibit 2	10% Convertible Note, due August 31, 2015 (incorporated herein by reference to Exhibit 10.28 to Form 10-Q for the quarterly period ended September 30, 2012, filed by Merisel on November 26, 2012).
Exhibit 3	Amendment No. 1 to Note Purchase Agreement, dated November 21, 2012 (incorporated herein by reference to Exhibit 10.29 to Form 10-Q for the quarterly period ended September 30, 2012, filed by Merisel on November 26, 2012).
Exhibit 4	Amendment, dated November 21, 2012, to 10% Convertible Note, due August 31, 2015 (incorporated herein by reference to Exhibit 10.30 to Form 10-Q for the quarterly period ended September 30, 2012, filed by Merisel on November 26, 2012).
Exhibit 5	Letter regarding Future Financing Activities dated November 21, 2012 from SCGLP to Merisel (incorporated herein by reference to Exhibit 10.31 to Form 10-Q for the quarterly period ended September 30, 2012, filed by Merisel on November 26, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated: December 4, 2012

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

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